Automatic

Fintech for Auto Financing

Our Mission

Connecting independent dealers and lenders in the auto industry through a trusted fintech platform.

A $1.3 trillion industry that stopped evolving in 2004[1]

$7Bln Origination Fraud[2]	**30%** Revenue lost due to inefficiencies[3]	**1Mo** Average time to Fund Deal
60 Data Points re-entered Per Application[4]	**15%** Transactions Online[5]	**2Hrs** To fill finance paperwork[6]

1. https://www.Experian.com/blogs/ask-Experian/research/consumer-debt-study
2. https://www.iaati.org/news/entry/the-wolf-among-us-fraud-in-auto-finance
3. https://defisolutions.com/defi-insight/2019/01/15/paper-vs-digital/
4. Per loan process, 20 data fields re-entered 3 to 4 times across different system
5. https://www.reuters.com/article/us-health-coronavirus-usa-autodealers/coronavirus-drags-car-dealers-into-digital-commerce-idUSKBN21A3WS
6. Htttps://wwww.onespa.com/blog/global-trends-digital-auto-finance.

CV19 behavioral changes have accelerated digital innovation in the auto industry and increased demand for used cars.



CV19 Window of Opportunity

De-urbanization migration and economic pressures drive up purchases of used cars.

Used car purchases rebound sharply in May.[1]



Y/Y % Change in 7-Day Moving Average of Retail Sales
New
Used
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%
-60.0%
-70.0%
1/8/2020
2/8/2020
3/8/2020
4/8/2020
5/8/2020
6/8/2020
7/8/2020
8/8/2020
9/8/2020
-13.9%
-22.8%

Used car purchases outperform in tough times.[2]



New vehicle sales
Used
10%
0% change
-10%
-20%
-30%
2007
2008
2009
2010
2011
2012

1. https://www.coxautoinc.com/market-insights/week-26-special-edition-economic-impact-on-auto-sales-with-jonathan-smoke/
2. https://www.reuters.com/article/us-health-coronavirus-autos-used/bargain-conscious-americans-lift-used-car-sales-in-the-coronavirus-economy-idUSKBN23C1FK

CV19 Window of Opportunity

Accelerated consumer demand for digital journeys and remote transactions.

60%
Consumers have less patience for paperwork.[1]

68%
Consumers expect businesses to serve them remotely.[1]

40%
Outperformance of disruptive digital dealerships over traditional brick and mortar.[2]

91%
Dealers believe digital presence is important to strategy.[3]

1. Lightico: Auto Finance Report: The New Normal in Originations & Servicing
2. Carvana stock + 16%, auto retailers -23%.
3. https://blog.nada.org/2020/04/21/digital-retailing-disruption-the-dealer-

CV19 widened gaps and risks that industry desperately needs to solve

01 Origination Gap

Fintech disruptors have difficulties accessing relationship-driven independent dealers.

02 Funding Gap

Multinational banks (Wells Fargo) pulling out independent dealer financing.

03 Trust Gap

Nascent digitization environment and remote transactions lead to 25% monthly rise in fraud.

04 Investment Gap

Hunt for stable returns in 0% yield environment by banks, credit unions, and investors.

Now is the time for a digital platform connecting independent dealers, lenders, and investors with **transparency** and **trust**.



Automatic: Fintech for Independent Dealer Financing

01 Finance Network

- Remote negotiation & approval workflow
- Accelerated lender decision and funding
- Optimized loan matching for investment programs

02 Trusted Data

- Digital document management
- Single source of truth removes manual data re-entry errors
- Identifying bad players and loans with big data analysis.

03 Add-on Products

- Integrated full suite of F&I providers
- Revenue opportunities at point of purchase
- Lead generation for platform participants

Automatic: A working platform making an impact

87.5%
Reduction in approval time

75%
Reduction in data entry

611
Dealerships using system

10
F&I Integrations



Signal Auto Broker
stage.signalautobroker.com/admin/application/new
Loan Automatic
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Offerings
Service Contract
Quick Application
First Name
Last Name
Date Of Birth
MM/DD/YYYY
Social Security Number
Address Line
City
State
Zip Code
VIN Number
Vehicle Year
Monthly Income
Dealership
Get Quick Quote
These rates are being given before a Lender has been assigned to you. Therefore these rates may not be 100% accurate until your lender is assigned
Rates
Term
MacBook Pro

Market Opportunity

$443 Billion

Used car loans

Total Available Market

$288 Billion

Independent dealer loans

Serviceable Available Market

$8.6 Billion

Automatic loans

3% Share of Market

Revenue Model: Transactional

35bps[1] of loan market value, $300[2] per lead closed to F&I/Ancillary products, and Rev share with Regional Lenders

453k
Loans processed

$285
Per loan processed[3]

$129Mln
3yr Revenue

These numbers are based on forward-looking projections which can not be guaranteed.

1. Average across prime and subprime loans.
2. Average across primary F&I and missed opportunities partnerships.
3. Assuming $14,000 average loan size and 10% average lead conversion to F&I/Ancillary products.

Financials

Positive net income achieved by end of year 1.



3-Year Revenue Projection
$ 150
$ 100
$ 50
$ -
Millions
Gross Income
Net Income

These numbers are based on forward-looking projections which can not be guaranteed.

209.59%

CAGR Loans

215.5%

CAGR Gross Revenue

92%

CAGR Expense

Investment Opportunity

$4 Million

***Anchored by 10x Capital**

49%	25%	9%	9%	8%
Product & Key Hires	Loan Program	Business Development	Marketing	Operations

Competitive advantage

	Carvana	Westlake	Automatic
Consumer Buyer Experience	●	●	○
Loan Decisioning & Funding Workflow		●	●
Loan Program Matching	●	●	●
Dealership Network & Solutions		●	●
Lender Network & Solutions	●	●	●
Prime & Subprime Loans			●
F&I Integration & Solutions	●	●	●
Intuitive UX	●	●	●

Legend: ● Supported ○ Planned

Team



Eric Burney

CEO, Co-Founder

18+ yrs. auto lender and broker



Max Kane

CFO, Co-Founder

20+ yrs. MBS market.



John Liu

CSO, Co-Founder

19+ yrs. strategy and fintech



RJ Fiondella

Director of Investor Relations

8+ yrs. Institutional Fundraising



Josh Castonguay

VP of Capital Markets

8+ yrs. capital markets



Alex Egan

Marketing + Product Advisor

10+ yrs. marketplace tech

Contact Information

Automatic, LLC

Main: 860.454.8114

Fax: 866.903.3449

Eric Burney, Chief Executive Officer

Eric@automaticusa.co

Automatic

Appendix I: Additional Data

3-year financials

Revenue		Year 1		Year 2		Year 3
Issuance Fee/Originations	$	606,949	$	3,533,008	$	18,009,756
Subscription (Dealership)	$	45,644	$	207,906	$	889,631
Auto Insurance JV	$	110,516	$	648,920	$	3,307,914
Other Insurance products .	$	36,839	$	216,307	$	1,102,638
Missed Opportunity	$	153,491	$	919,303	$	4,686,212
Data (10:1 funded ratio of	$	1,159,669	$	7,210,221	$	36,754,603
Aftermarkets JV	$	23,193	$	144,204	$	735,092
Capital Profit Share (SAB N	$	668,416	$	6,335,727	$	36,042,725
Capital Profit Share (Other	$	179,226	$	986,159	$	4,007,098
Subtotal						
Subscription & Transactio	$	652,593	$	3,740,915	$	18,899,386
Add-on & Data	$	1,483,709	$	9,138,956	$	46,586,459
Capital Profit Share	$	847,643	$	7,321,886	$	40,049,823
Gross Income	$	2,983,944	$	20,201,756	$	105,535,669
Expenses						
Commissions	$	50,718	$	308,589	$	1,373,661
Marketing	$	171,494	$	940,938	$	1,068,510
Advertising	$	119,274	$	808,070	$	4,221,427
Equipment Leasing	$	19,725	$	27,525	$	37,125
Insurance	$	13,500	$	18,000	$	49,500
IT	$	13,150	$	18,350	$	24,750
Hardware & Servers	$	45,360	$	93,790	$	179,656
Misc. 3rd Party Software (s	$	26,300	$	36,700	$	49,500
Occupancy	$	30,000	$	38,500	$	61,875
Office expense	$	26,950	$	40,400	$	59,500
Postage	$	10,500	$	39,000	$	60,000
Professional Fees	$	-	$	60,000	$	120,000
Salaries & Payroll Taxes	$	1,822,865	$	4,929,735	$	8,144,919
T&E	$	49,900	$	142,000	$	237,500
Telecommunications	$	38,250	$	99,400	$	166,250
Total Expenses	$	2,471,764	$	8,025,285	$	17,535,766
Net Income	$	512,181	$	12,176,471	$	87,999,903

These numbers are based on forward-looking projections which can not be guaranteed.

Auto Loan Debt Rising

Auto loans now make up nearly 10% of all household debt, the third largest debt category behind mortgages and student loans.

Outstanding auto debt ($Billions)

Q1 2010 - Q3 2019


$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
($ Millions)
1Q 2010
2Q 2010
3Q 2010
4Q 2010
1Q 2011
2Q 2011
3Q 2011
4Q 2011
1Q 2012
2Q 2012
3Q 2012
4Q 2012
1Q 2013
2Q 2013
3Q 2013
4Q 2013
1Q 2014
2Q 2014
3Q 2014
4Q 2014
1Q 2015
2Q 2015
3Q 2015
4Q 2015
1Q 2016
2Q 2016
3Q 2016
4Q 2016
1Q 2017
2Q 2017
3Q 2017
4Q 2017
1Q 2018
2Q 2018
3Q 2018
4Q 2018
1Q 2019
2Q 2019
3Q 2019
Quarter

Source: Federal Reserve Bank of St. Louis

A big, stable, largely countercyclical market

Used- and new-vehicle sales peak-to-trough decline in sales volume, million



High inflation early in the decade, followed by rising interest rates
Dot-com bubble came to an end; Sept 11th attacks occurred
Subprime-mortgage crisis and housing-bubble burst occurred; large financial institutions faced liquidity shortages
50
40
30
20
10
0
Used cars
New cars
−11%
−24%
−1%
−2%
−20%
−43%
1990
2000
2010
Real GDP, %
0.3
−0.1
−3.4

Source: Federal Reserve Board; National Bureau of Economic Research; McKinsey analysis

Preference for digital purchase channels increasing globally



Preferred interaction mode for purchasing next car and for last car purchased [1,2]
Percent of respondents
US
Europe
Asia
In person at car dealership
By phone with dealer / E-mail or fax to dealer
Website / Mobile app
45
22
34
37
23
40
33
28
39
48
21
31
43
22
34
41
24
35
29
34
38
27
34
39
29
32
39
Previous purchase
May 9-11
May 27-29
Previous purchase
May 9-17
May 27-29
Previous purchase
May 14-15
May 27-29
1. Q: When you LAST TIME purchased or leased a car/serviced a car, which of the following sources/channels did you predominately use?
2. Q: For your PLANNED/NEXT vehicle purchase/leased/car service, which of the following sources/channels would you prefer to use?
Source: McKinsey Global COVID-19 Automotive Consumer Survey (May 27-29)
McKinsey & Company
17

Automatic

Appendix II: Product Screens

Robust dealer/lender finance decisioning

Comprehensive decisioning workflow with application status, finance negotiations, loan metrics, stipulation setups, and documents.



ADMIN John Liu
Loan Automatic
Dashboard
Statistics
Applications
Applicants
Vehicles
Alerts
Lenders
Applications
Lender List
Dealerships
Applications
Dealership List
Home
Applications
New App +
7/9/20 N/A N/A N/A N/A 0 $0 Incomplete N/A N/A
7/9/20 Sena Bell Nissan Sentra FE+S / FE+SV /... 2013 $575 Pending Oril Lender, LLC
7/9/20 N/A N/A N/A N/A 0 $0 Incomplete N/A N/A
7/9/20 Alla Bell Saturn L-Series L300 2003 $205 Pending Oril Lender, LLC
6/24/20 Ihor Long GMC Sierra 1500 Denali 2008 $7,716 Offer View Offer Oril Lender, LLC STester
6/26/20 Pending Bell Ford Fusion SE 2018 $13,615 Offer Accepted View Offer Oril Lender, LLC
7/9/20 Henry Bell Ford Fusion SE 2018 $3,175 Incomplete Oril Lender, LLC
7/9/20 N/A N/A N/A N/A 0 $175 Incomplete N/A
6/25/20 Belli Bell Ford Fusion SE 2018 $1,919 Funded View Offer Oril Lender, LLC
Quote Declined View Report



ADMIN John Liu
Applicants
Vehicles
Alerts
Lenders
Applications
Lender List
Dealerships
Applications
Dealership List
Tools
UW Guidelines
Calculator
Home
Applications
Details
$34.58
72 Months
8.99%
100%
$2,750
$200
Funded
Documents
Note: The 3 documents below are required for contracts to be released. The rest of the documents can be uploaded during the next steps.
Copy of Buyers Order
This document was uploaded at 5:22 AM on 7/1/20
View Document
Driver's License
This document was uploaded at 8:03 AM on 7/6/20
View Document
Proof of Income
This document was uploaded at 5:23 AM on 7/1/20
View Document

Rich and normalized data captured for buyers and vehicles

A single source of truth is created and securely shared to all permissioned requests of data, reducing redundant data entry and manual entry errors while providing rich data points for automated loan matching and risk management.



ADMIN John Liu
Loan Automatic
Dashboard
Statistics
Applications
Applicants
Vehicles
Alerts
Lenders
Applications
Lender List
Dealerships
Applications
Dealership List
Vehicles
Hyundai Sonata SE 2015 5NPE24AF4FH077427 9000 CAR $3,000 On Lot Mark as Sold
Volkswagen Jetta SE 2014 3VWD17AJ7EM438563 7500 CAR $4,500 On Lot Mark as Sold
Toyota Prius 2011 JTDKN3DU9B1382910 15000 CAR $2,000 Sold
Saturn L-Series L300 2003 1G8JW54R53Y509428 21312 CAR $13,333 On Lot Mark as Sold
Cadillac DTS 2007 1G6KD57Y87U150918 1234 CAR $4,000 Sold
Kia Sedona LX 2014 KNDMG4C72E6591014 15000 CAR $10,000 Sold
Kia Spectra5 SX 2009 KNAFE162X55070736 0 CAR $100 Sold
Dodge Neon ES 2002 1B3ES56C32D591422 12312 CAR $21,321 On Lot Mark as Sold
Volkswagen Beetle 2.0T 2012 3VW4A7AT3CM602406 33000 CAR $30,000 On Lot Mark as Sold
Ford F350 Super Duty Harl... 2005 1FTWW31P05EC81605 100 CAR $100 On Lot Mark as Sold



ADMIN John Liu
Loan Automatic
Dashboard
Statistics
Applications
Applicants
Vehicles
Alerts
Lenders
Applications
Lender List
Dealerships
Applications
Dealership List
Personal
First Name
Olor
Middle Initial
Last Name
Bell
Suffix
Date of Birth
07/04/2002
Social Security Number
Phone Number
345-345-3453
Email
Driver's License Number
Driver's License State
Choose State
Mother's Maiden Name
No. of Dependents
0
Bankruptcy in the last year?
No
Reposession in the last year?
No
Marital Status
Single
Residence
Address
3425
Apt / Suite
Zip Code
33425
City
Boynton Beach
State
Florida
Time at Residence
Years
3
Months
3

Add-on products available as part of finance application or standalone

Finance and Insurance (F&I), warranties, and other products integrated directly into platform.


ADMIN
John Liu
Dealerships
Applications
Dealership List
Tools
UW Guidelines
Calculator
Offerings
Service Contract
GAP Warranty
Account
Settings
User List
Log Out
Home
Service Contracts
New Contract
Search
Date Added Applicant Name Phone VIN Contract Number Term Status Contract Type Retail Price
7/8/20 Lena Bell 324-332-4534 5NPE24AF4FH077427 VSC00025246 24 Months Assigned Integrity Warranty $1,336
7/8/20 Luk Bell 324-242-4234 3FA6P0H72JR115357 DR9000168 24 Months Assigned Royal Administrative $1,015
7/8/20 Ben Bell 321-231-2312 3FA6P0H72JR115357 SAB00652428 12 Months Assigned Alpha Warranty Corp $844
7/8/20 Sen Bell 213-123-1231 3FA6P0H72JR115357 AXPPNATE12491 24 Months New Cornerstone United $1,434
7/8/20 Lixa Bell 342-234-2342 3FA6P0H72JR115357 BC9000167 36 Months New Royal Administrative $970
7/8/20 Jared Bell 871-268-7638 3D7KS29A58G188375 BC9000166 12 Months Assigned Royal Administrative $840
7/7/20 Irland Bell 342-342-1341 1N4AL3AP1DN425153 VSC00025244 36 Months New Integrity Warranty $1,330
7/7/20 Denver Bell 342-342-3412 3FA6P0H72JR115357 BC9000165 36 Months Assigned Royal Administrative $1,110
7/7/20 Lara Croft 343-242-1341 3FA6P0H72JR115357 AXPPNATE12490 24 Months Assigned Cornerstone United $1,556
7/7/20 Alfa Bell 234-134-3343 3FA6P0H72JR115357 SAB00652425 24 Months New Alpha Warranty Corp $904

Tailored rates for competitive loan matching

Rates set by state, credit score, and vehicle year for instant pre-qualifications.


ADMIN
John Liu
Dealerships
Applications
Dealership List
Tools
UW Guidelines
Calculator
Offerings
Service Contract
GAP Warranty
Account
Settings
User List
Log Out
Home
Rates
Signal Auto Broker Rates 2020
Edit
Alabama
Alaska
Arizona
Arkansas
California
Colorado
Connecticut
Delaware
District of Columbia
Tier 1
Year
Rate
Term
Fico
Fees
LTV & Backend
2000+
4.49%
36 Months
453
343
$120
110%
$3000
Tier 2
Year
Rate
Term
Fico
Fees
LTV & Backend
2018+
4.99%
75 Months
720
759
$199
115%
$3000
2013
2014
7.49%
66 Months
720
759
$199
2010
2012
9.49%
54 Months
720
759
$299
2000
2009
10.49%
42 Months
720
759
$299

Insights and metrics extracted from data.


ADMIN
John Liu
Loan Automatic
Dashboard
Statistics
Applications
Applicants
Vehicles
Alerts
Lenders
Applications
Lender List
Dealerships
Applications
Dealership List
Home
Statistics
Select Lender
Select Dealership
Reset
Applications
Submitted
Metrics Quantity Delta
Today 2 -1
Week to date 14 -16
Month to date 61 +61
Year to date 61 +61
Total 61
Approved
Metrics Quantity Delta
Today 0 0
Week to date 4 -6
Month to date 24 +24
Year to date 25 +25
Total 25
Declined
Metrics Quantity Delta
Today 0 0
Week to date 4 +4
Funded
Metrics Quantity Delta
Today 1 +1
Week to date 5 0

Executive Summary

Fintech platform, auto industry + technology

- Developed with licensed lender (Signal Auto Group): 13 yrs of experience, 1.7k+ dealers in 13 states.
- Live platform: 611 dealerships, growing at 40% MoM despite CV19 impact.
- Led by executives from mortgage, fintech, and credit.

CV19 accelerated industry demand for our platform

- Accelerated digital evolution of auto lending, financing and purchasing.
- Behavioral (de-urbanization) and economic impact (recession, supply chain disruption) increasing demand of used cars.
- Banks and investors hunting for stable return in 0% yield environment.

Investment Opportunity

- $4 million raise at $20 million pre-raise valuation to accelerate product and sales buildout.
- Capitalize on this window of opportunity, embedding platform into workflow before CV19 effects lift in 2021.